                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       STECK-VAUGHN PUBLISHING CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    63577110
                                 (CUSIP Number)

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                            TELEPHONE: (617) 232-8200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] (with respect to NEC).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  63577110

--------------------------------------------------------------------------------
1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     Harcourt General, Inc. ("Parent" or "Harcourt");  Tax I.D. 04-1619609

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a) N/A
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     WC

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware


--------------------------------------------------------------------------------
NUMBER OF SHARES     7.   Sole Voting Power

BENEFICIALLY              11,900,000 shares of Common Stock (held by National
                          Education Corporation ("NEC"), a wholly-owned subsidiary of Parent)

OWNED BY EACH
                     -----------------------------------------------------------
                     8.   Shared Voting Power
REPORTING PERSON          -0-

                     -----------------------------------------------------------
WITH                 9.   Sole Dispositive Power

                          11,900,000 shares of Common Stock (held by NEC)

                     -----------------------------------------------------------
                     10.  Shared Dispositive Power

                          -0-

                     -----------------------------------------------------------


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     11,900,000 shares of Common Stock

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     82.1% (based on 14,498,948 shares outstanding at June 13, 1997, not including treasury shares or shares issuable upon exercise of options)

--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO

--------------------------------------------------------------------------------

CUSIP No.  63577110

--------------------------------------------------------------------------------
1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     National Education Corporation ("NEC"); Tax I.D. 95-2774428

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a) N/A
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     N/A

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware


--------------------------------------------------------------------------------
NUMBER OF SHARES     7.   Sole Voting Power

BENEFICIALLY              11,900,000 shares of Common Stock

OWNED BY EACH
                     -----------------------------------------------------------
                     8.   Shared Voting Power
REPORTING PERSON          -0-

                     -----------------------------------------------------------
WITH                 9.   Sole Dispositive Power

                          11,900,000 shares of Common Stock

                     -----------------------------------------------------------
                     10.  Shared Dispositive Power

                          -0-

                     -----------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     11,900,000 shares of Common Stock

--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     82.1% (based on 14,498,948 shares outstanding at June 13, 1997, not including treasury shares or shares issuable upon exercise of options)

--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"), which has its principal executive offices at 4515 Seton Center Parkway, Suite 300, Austin, Texas 78759.

Item 2.  Identity and Background.

         This statement is being filed by Harcourt General, Inc., a Delaware corporation ("Parent" or "Harcourt"), and National Education Corporation, a Delaware corporation ("NEC") and wholly-owned subsidiary of Parent ("NEC"). Parent and NEC have their principal executive offices at 27 Boylston Street, Chestnut Hill, Massachusetts 02167.

         Harcourt is a growth-oriented operating company with core businesses in publishing and specialty retailing. Harcourt also provides professional outplacement services to clients worldwide. NEC's operations include ICS Learning Systems, the largest provider of distance education in vocational, academic and professional studies; National Education Training Group, the leader in information technology interactive multimedia-based learning products; and approximately 82% ownership of Steck-Vaughn Publishing Corporation, one of the largest publishers of supplemental education materials.

         For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of Parent and NEC, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

         None of Parent or NEC, or, to the best of Parent's and NEC's knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Harcourt's ownership of the Common Stock reported hereby did not arise as a result of the direct purchase of such Common Stock.

         On April 21, 1997, Harcourt, through a wholly-owned subsidiary, Nick Acquisition Corporation, a Delaware corporation ("Nick"), commenced a tender offer (the "Offer") to acquire all of the outstanding shares (the "Shares") of Common Stock of NEC. The initial per Share consideration offered was $19.50. On May 12, 1997, Harcourt and Nick entered into an Agreement and Plan of Merger with NEC (the "Merger Agreement") pursuant to which it agreed to increase the per Share consideration of the Offer to $21.00, and agreed to lend $30 million to NEC to pay a $30 million fee to Sylvan Learning Systems, Inc.

("Sylvan") in connection with the termination of a previously entered into merger agreement between NEC and Sylvan. On June 4, 1997, the Offer terminated, and on June 5, 1997, Harcourt acquired approximately 34.4 million Shares representing approximately 95.6% of the issued and outstanding Shares. Harcourt promptly paid approximately $723.4 million for those Shares. On June 10, 1997, pursuant to the Merger Agreement, Nick was merged with and into NEC (the "Merger"), and the balance of the Shares not previously purchased in the Offer were converted into the right to receive $21.00 in cash. As a result of the consummation of the Offer and the Merger, NEC became a wholly-owned subsidiary of Harcourt, and Harcourt became the indirect beneficial owner of 11,900,000 shares of Common Stock, representing approximately 82% of the outstanding shares of Common Stock. In addition, pursuant to the Merger Agreement effective as of June 5, 1997, the Board of Directors of NEC was reconstituted effective as of June 5, 1997 so that individuals designated by Harcourt now comprise the entire Board of Directors of NEC.

         Harcourt used available cash and equivalents and short-term investments, as well as borrowings under its existing $400 million revolving credit facility (the "Credit Agreement"), to fund payments of approximately $850 million (including estimated fees and expenses) in connection with the transactions referenced in the immediately preceding paragraph. The Credit Agreement is dated as of December 16, 1994 among Harcourt, Morgan Guaranty Trust Company of New York, as documentation agent, The First National Bank of Boston, as administrative agent, The Bank of Nova Scotia and National Westminster Bank Plc, as co-agents, and a group of 13 lending parties thereto.

Item 4.  Purpose of Transaction.

         As described under Item 3 above, Harcourt acquired the Common Stock reported hereby indirectly upon the acquisition of all the outstanding shares of NEC common stock pursuant to the Offer and the Merger.

         4(a), (b), (e): Prior to acquiring control of Steck-Vaughn, Harcourt entered into an agreement with Steck-Vaughn dated May 30, 1997 (the "Harcourt Agreement") pursuant to which Harcourt agreed that until June 4, 2000, it would not consummate any business combination (as defined in Section 203 of the Delaware General Corporation Law) with Steck-Vaughn unless and until (i) the proposed business combination has been submitted by Harcourt in writing to the Board of Directors of Steck-Vaughn, (ii) a committee of the Board of Directors of Steck-Vaughn comprised solely of disinterested directors (the "Committee") affirmatively recommends its approval of such business combination, finding that the terms thereof are fair to the shareholders of Steck-Vaughn other than NEC and Harcourt and (iii) the business combination is approved by a majority of the Steck-Vaughn Board of Directors, including a majority of the disinterested directors.

         4(d): Pursuant to the Merger Agreement, and from time to time thereafter, NEC agreed to use its best efforts to cause persons designated by Harcourt to constitute the same percentage of the Board of Directors of Steck-Vaughn and each committee thereof as is on the Board of Directors of NEC. Harcourt designees currently comprise the entire Board of Directors of NEC.

         Pursuant to the Harcourt Agreement, Harcourt has the right, subject to complying with applicable requirements of the Securities and Exchange Commission, to cause Steck-Vaughn to cause a number of designees of Harcourt to be elected to the Board of Directors of Steck-Vaughn such that the Harcourt designees will constitute a majority of the entire Board of Directors of Steck-Vaughn; and prior to such time, to cause a number of designees of Harcourt to be elected such that they will constitute half of the entire Board of Directors of Steck-Vaughn. As of the date hereof, Harcourt has not exercised such rights.

         In order to effectuate the provisions of the Harcourt Agreement, until June 4, 2000, Harcourt will cause Steck-Vaughn's Board to at all times have at least three Disinterested Directors and, subject to their willingness to serve, has invited the following outside directors (Messrs. Jaffe, Justiz, Klein and Lind) to serve initially as Disinterested Directors and, if a Committee is formed, as long as such individuals remain Disinterested Directors, to constitute a majority of the members of such Committee.

         For purposes of the Harcourt Agreement, the term "Disinterested Director" means a member of the Board of Directors of Steck-Vaughn who is not an officer, director, employee or affiliate of Harcourt, NEC (after the Merger) or their respective affiliates, who does not have a direct or indirect material financial interest in Harcourt, NEC, or its affiliates, and who would be deemed to be an outside director qualified to serve on the audit committee of Steck-Vaughn under the rules of New York Stock Exchange.

         Harcourt currently intends, subject to the requirements of the Harcourt Agreement, to seek to have NEC or a wholly-owned subsidiary of NEC consummate a merger or similar business combination with Steck-Vaughn. There can be no assurance that such business combination will be completed. If for any reason such business combination is not consummated, Harcourt and NEC reserve the right, subject to the provisions of the Harcourt Agreement, to acquire additional shares of Common Stock through private purchases, market transactions, tender or exchange offers or otherwise.

         Except as set forth above or in any other item hereof, Parent does not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 4, 1997, Parent became the indirect beneficial owner of 11,900,000 shares of Common Stock owned by NEC and, as a result, Parent is the beneficial owner of approximately 82% of the outstanding Common Stock (based on the number of shares outstanding on June 13, 1997, not including treasury shares or shares issuable upon exercise of options). Except as set forth herein, none of Parent or NEC or, to the best of their knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

         (b) Parent has the sole power to vote all of the Common Stock it beneficially owns indirectly through NEC.

         (c) Except as set forth herein, no transactions were effected in the Common Stock during the past sixty (60) days by Parent or NEC nor, to the best of their knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).

               (d) None of Parent or NEC or, to the best of their knowledge, any of the persons named on Attachment A attached hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by Parent or other than wholly-owned subsidiaries of Parent.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The information provided under Items 3 and 4 is incorporated herein by reference.

               There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons or any person with respect to any securities of Steck-Vaughn except as referred to or described in this Schedule 13D.

Item 7.        Material to be Filed as Exhibits.

Exhibit 2.1 Agreement and Plan of Merger among Harcourt General, Inc., Nick Acquisition Corporation and National Education Corporation, dated as of May 12, 1997, incorporated herein by reference to Exhibit 11(c)(1) to Amendment No. 3 to Schedule 14D-1 of Harcourt General, Inc., dated May 14, 1997.

Exhibit 2.2 Credit Agreement dated as of December 16, 1994 among Harcourt, the banks listed therein, Morgan Guaranty Trust Company of New York, as documentation agent, The First National Bank of Boston, as administrative agent, The Bank of Nova Scotia and National Westminster Bank Plc., as co-agents, incorporated herein by reference to Exhibit 11(b) to Schedule 14D-1 of Harcourt General, Inc., dated April 21, 1997.

Exhibit 99.1 Agreement dated May 30, 1997 between Harcourt General, Inc. and Steck-Vaughn Publishing Corporation, incorporated herein by reference to Exhibit 11(a)(21) to Amendment No. 5 to Schedule 14D-1 of Harcourt General, Inc., dated June 5, 1997.

Exhibit 99.2 Joint Filing Agreement dated June 16, 1997 between Harcourt General, Inc. and National Education Corporation.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated: June 16, 1997

                                        HARCOURT GENERAL, INC.



                                        By: /s/ PAUL F. GIBBONS
                                            ------------------------------------
                                                Paul F. Gibbons
                                                Vice President and Treasurer


                                        NATIONAL EDUCATION CORPORATION



                                        By: /s/ PAUL F. GIBBONS
                                            ------------------------------------
                                                Paul F. Gibbons
                                                Vice President and Treasurer

                                  Attachment A

Executive Officers and Directors of Harcourt General, Inc.

                  The names and titles of the executive officers and the names of the directors of Harcourt and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Harcourt. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Harcourt and each individual is a United States citizen.


Executive Officers                    Position; Present Principal Occupation
------------------                    --------------------------------------
Richard A. Smith                      Chairman and Chief Executive Officer

Brian J. Knez                         President and Co-Chief Operating Officer

Robert A. Smith                       President and Co-Chief Operating Officer

John R. Cook                          Senior Vice President and Chief Financial
                                      Officer

Eric P. Geller                        Senior Vice President, General Counsel and
                                      Secretary

Peter Farwell                         Vice President -- Corporate Relations

Paul F. Gibbons                       Vice President and Treasurer

Gerald T. Hughes                      Vice President -- Human Resources

Michael F. Panutich                   Vice President -- General Auditor

Stephen C. Richards                   Vice President and Controller

Directors                             Position; Present Principal Occupation
---------                             --------------------------------------
William F. Connell                    Chairman and Chief Executive Officer of
Connell Limited Partnership           Connell Limited Partnership
One International Place
Boston, MA 02110

Gary L. Countryman                    Chairman and Chief Executive Officer of
Liberty Mutual Insurance Co.          Liberty Mutual Insurance Company and
175 Berkeley Street                   Liberty Mutual Fire Insurance Company
Boston, MA 02117

Jack M. Greenberg                     Chairman of McDonald's USA
McDonald's USA
Kroc Drive
Oak Brook, IL 60521

Directors                             Position; Present Principal Occupation
---------                             --------------------------------------
Brian J. Knez                         Listed above

Jeffrey R. Lurie                      Owner and Chief Executive Officer,
Philadelphia Eagles                   Philadelphia Eagles, Inc., a National
3501 South Broad Street               Football League Franchise
Philadelphia, PA 19148

Lynn Morley Martin                    Davee Chair, J.L. Kellogg School of
Deloitte & Touche                     Management, Northwestern University
2 Prudential Plaza
180 North Stetson
Chicago, IL 60601

Maurice Segall                        Senior Lecturer, Massachusetts Institute
MIT-Sloan School of                   of Technology
 Management - E52 - 504
50 Memorial Drive
Cambridge, MA 02142

Richard A. Smith                      Listed above

Robert A. Smith                       Listed above

Paula Stern                           President of The Stern Group, Inc., an
The Stern Group, Inc.                 economic analysis and trade advisory firm
3314 Ross Place, N.W.
Washington, DC 20008

Hugo Uyterhoeven                      Timken Professor of Business
Harvard Business School               Administration, Graduate School of
Morgan Hall 479                       Business Administration, Harvard
Soldiers Field Road                   University
Boston, MA 02163

Clifton R. Wharton, Jr.               Retired Chairman and Chief Executive
TIAA/CREF                             Officer of Teachers Insurance and Annuity
730 Third Avenue                      Association - College Retirement Equities
New York, NY 10017                    Fund



Executive Officers and Directors of National Education Corporation

                  The names and titles of the executive officers and the names of the directors of NEC and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Harcourt. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to NEC and each individual is a United States citizen.


Executive Officers                    Position; Present Principal Occupation
------------------                    --------------------------------------
Brian J. Knez                         President and Chief Executive Officer

Richard A. Smith                      Vice President

Robert A. Smith                       Vice President

John R. Cook                          Vice President

Eric P. Geller                        Vice President and Secretary

Michael Banks                         Vice President

Kathleen Bursley                      Vice President and Assistant Secretary

Executive Officers                    Position; Present Principal Occupation
------------------                    --------------------------------------
John R. Dilworth                      Vice President

Paul F. Gibbons                       Vice President and Treasurer

James P. Levy                         Vice President

George W. Nelson                      Vice President

Stephen C. Richards                   Vice President and Controller

Robert R. Simons                      Vice President

Ernest H. Urquhart                    Vice President

Philip C. Maynard                     Vice President and Assistant Secretary

Directors                             Position; Present Principal Occupation
---------                             --------------------------------------
Brian J. Knez                         Listed above

Richard A. Smith                      Listed Above

Robert A. Smith                       Listed Above
================================================================================

Exhibit Index

Exhibit 2.1 Agreement and Plan of Merger among Harcourt General, Inc., Nick Acquisition Corporation and National Education Corporation, dated as of May 12, 1997, incorporated herein by reference to Exhibit 11(c)(1) to Amendment No. 3 to Schedule 14D-1 of Harcourt General, Inc., dated May 14, 1997.

Exhibit 2.2 Credit Agreement dated as of December 16, 1994 among Harcourt, the banks listed therein, Morgan Guaranty Trust Company of New York, as documentation agent, The First National Bank of Boston, as administrative agent, The Bank of Nova Scotia and National Westminster Bank Plc., as co-agents, incorporated herein by reference to Exhibit 11(b) to Schedule 14D-1 of Harcourt General, Inc., dated April 21, 1997.

Exhibit 99.1 Agreement dated May 30, 1997 between Harcourt General, Inc. and Steck-Vaughn Publishing Corporation, incorporated herein by reference to Exhibit 11(a)(21) to Amendment No. 5 to
                  Schedule 14D-1 of Harcourt General, Inc., dated June 5, 1997.

Exhibit 99.2 Joint Filing Agreement dated June 16, 1997 between Harcourt General, Inc. and National Education Corporation.